                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. )*

                        Westinghouse Electric Corporation
         ------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                   960402
         ------------------------------------------------------------
                                (CUSIP Number)

                              James M. Plasynski
                          Assistant General Counsel
                       Westinghouse Electric Corporation
                           Westinghouse Building
                             11 Stanwix Street
                        Pittsburgh, Pennsylvania 15222
                                (412) 642-2591
         ------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 23, 1995
         ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.

__________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  960402                    SCHEDULE 13D                               PAGE   OF   PAGES
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Westinghouse Pension Investments Corporation 25-1350122

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            00 (See Item 3)

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in Delaware

                            7     SOLE VOTING POWER

                                  22,059,970 (See Item 5)
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  22,059,970 (See Item 5)

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,059,970

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9 %  (See Item 5)

    14      TYPE OF REPORTING PERSON*

            CO

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
         -------------------

  The issuer is Westinghouse Electric Corporation ("Westinghouse"). Westinghouse is organized under the laws of Pennsylvania and its principal executive offices are located at 11 Stanwix Street, Pittsburgh, PA 15222. The equity securities to which this statement relates are shares of common stock, $1.00 par value, of Westinghouse ("Common Stock").


Item 2.  Identity and Background
         -----------------------

  This statement is being filed by WPIC Corporation, a Delaware corporation ("WPIC") and a wholly-owned subsidiary of Westinghouse. WPIC's principal business is providing investment advice and investment management services for the assets of employee benefit plans of Westinghouse and certain of its subsidiaries.

  WPIC's principal business address is, and its principal executive office is located at, 11 Stanwix Street, Pittsburgh, Pennsylvania 15222.

  Attached hereto as Schedule I and incorporated herein by reference is a list of the directors and executive officers of WPIC, setting forth the following information with respect to each such person: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Claudia E. Morf and Fredric G. Reynolds are citizens of the United States. Julie Forsythe is a citizen of the United Kingdom.

  During the last five years, neither WPIC nor, to the best of WPIC's knowledge, any person identified in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

  This statement relates to WPIC's acquisition of the beneficial ownership of 16,447,370 shares of Common Stock effective June 23, 1995.

  On June 23, 1995, Westinghouse sold 9,114,540 shares of Common Stock to the Westinghouse Deferred Compensation Trust Fund ("Deferred Trust") for $138,541,008 pursuant to a Private Placement Agreement dated as of June 22, 1995 by and among Westinghouse, PNC Bank, National Association, Trustee for the Deferred Trust and WPIC. On June 23, 1995, Westinghouse also sold 6,578,948 shares of Common Stock to the Westinghouse Executive Pension Trust Fund ("Executive Trust") for $100,000,010 pursuant to a Private Placement Agreement dated as of June 22, 1995 by and among Westinghouse, Mellon Bank, N. A., Trustee for the Executive Trust and WPIC. In addition, on June 23, 1995, Westinghouse contributed 753,882 shares of Common Stock to the Deferred Trust.

  WPIC acquired beneficial ownership of the Common Stock sold and contributed to the Deferred Trust pursuant to an Investment Management Agreement between Westinghouse and WPIC dated June 22, 1995 (the "DTIM"). WPIC acquired beneficial ownership of the Common Stock sold to the Executive Trust pursuant to an Investment Management Agreement between Westinghouse and WPIC dated June 22, 1995 (the "ETIM").


Item 4.  Purpose of Transaction
         ----------------------

  The information contained in Item 3 of this statement is hereby incorporated by reference in response to this Item 4.

  The Common Stock acquired by the Deferred Trust and Executive Trust is being held for investment purposes. However, WPIC may dispose of the Common Stock at any time or from time to time in private transactions, in sales pursuant to a registration statement or in sales otherwise in compliance with applicable securities laws.

  WPIC will act as investment manager for, and exercise discretionary investment authority over, the Common Stock sold or contributed to the Deferred Trust and the Executive Trust pursuant to the DTIM and the ETIM.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  The information contained in Item 3 of this statement is hereby incorporated by reference in response to this Item 5.

  Effective June 23, 1995, WPIC beneficially owned an aggregate of 22,059,970 shares of Common Stock. Based on the 357,422,449 shares of Common Stock outstanding as of March 31, 1995, as reported by Westinghouse in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1995 and the 16,447,370 shares of Common Stock beneficially acquired by WPIC as reported in this statement, as of June 23, 1995, WPIC was the beneficial owner of approximately 5.9% of the outstanding shares of Common Stock.

  Frederic G. Reynolds beneficially owned as of June 23, 1995, 295,500 shares of Common Stock, 8,000 of which he owns directly and 287,500 of which he has the right to acquire through stock options. Claudia E. Morf beneficially owned as of June 23, 1995, 90,302 shares of Common Stock, 302 of which she owns directly and 90,000 of which she has the right to acquire through stock options. Julie Forsythe beneficially owned as of June 23, 1995, 397 shares of Common Stock, 97 of which she owns through the Westinghouse Savings Program and 300 of which she has the right to acquire through stock options. Based on the 357,422,449 shares of Common Stock outstanding as of March 31, 1995, as reported by Westinghouse in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1995 and the 16,447,370 shares of Common Stock beneficially acquired by WPIC as reported on this statement, as of June 23, 1995, the persons identified in Schedule I beneficially owned an aggregate of approximately .1% of the outstanding shares of Common Stock.

  Except as described in Item 3, no transactions in shares of Common Stock have been effected during the past sixty days by WPIC, or, to the best of WPIC's knowledge, any person identified in Schedule I hereto.

  Pursuant to the terms of the DTIM and ETIM referenced in Item 3, WPIC has sole power to direct the disposition of Common Stock sold or contributed to the Deferred Trust and the Executive Trust as well as sole power to vote such Common Stock.

  WPIC also has sole power to direct the disposition of and vote 5,612,600 shares of Common Stock which were part of the shares Westinghouse contributed to the Westinghouse Pension Plan (the "Pension Plan") on October 17, 1991. WPIC has the right to direct the disposition of and vote these shares under an Investment Management Agreement between Westinghouse and WPIC dated May 23, 1995.

   In total, WPIC has sole power to dispose of and vote 22,059,970 shares of Common Stock.

  The persons identified in Schedule I have the sole power to direct the disposition of and vote the shares of Common Stock beneficially owned by them as set forth herein above.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

  The information contained in Item 3 and Item 5 of this statement is hereby incorporated by reference in response to this Item 6.

  Except as disclosed in Item 3 and Item 5, neither WPIC nor, to the best of WPIC's knowledge, any person identified in Schedule I hereto, has any contracts, arrangements, understandings or relationships with any person with respect to any securities of Westinghouse.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

   Exhibit 1 Investment Management Agreement for Deferred Trust dated June 22, 1995.

   Exhibit 2 Investment Management Agreement for Executive Trust dated June 22, 1995.

   Exhibit 3 Investment Management Agreement for the Pension Plan dated May 23, 1995.

  Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                           WESTINGHOUSE PENSION
                           INVESTMENTS CORPORATION


Dated:  June 30, 1995      By    /s/ JULIE FORSYTHE
                              ------------------------
                           Name:   Julie Forsythe
                           Title:  Vice President and
                                   Assistant Treasurer

                                 EXHIBIT INDEX



Exhibit No.   Description         Sequential Page No.
- -----------   -----------         -------------------

    1    Investment Management Agreement
         for Deferred Trust dated
         June 22, 1995

    2    Investment Management Agreement
         for Executive Trust dated
         June 22, 1995

    3    Investment Management Agreement
         for the Pension Plan dated
         May 23, 1995

                                   Schedule I
                                   ----------

          Name, business address, and present principal occupation or employment of the directors and executive officers of
                 Westinghouse Pension Investments Corporation:

                                   Directors
                                   ---------

                                         Present Principal Occupation and
 Name, Business Address                  Address of Employment
 ----------------------                  --------------------------------
 Julie Forsythe                          Director, Pensions
 Westinghouse Electric Corporation       Westinghouse Electric Corporation
 Westinghouse Building                   Westinghouse Building
 11 Stanwix Street                       11 Stanwix Street
 Pittsburgh, PA  15222                   Pittsburgh, PA  15222

 Claudia E. Morf                         Vice President and Treasurer
 Westinghouse Electric Corporation       Westinghouse Electric Corporation
 Westinghouse Building                   Westinghouse Building
 11 Stanwix Street                       11 Stanwix Street
 Pittsburgh, PA  15222                   Pittsburgh, PA  15222

 Fredric G. Reynolds                     Executive Vice President and
 Westinghouse Electric Corporation         Chief Financial Officer
 Westinghouse Building                   Westinghouse Electric Corporation
 11 Stanwix Street                       Westinghouse Building
 Pittsburgh, PA  15222                   11 Stanwix Street
                                         Pittsburgh, PA  15222

                               Executive Officers
                               ------------------

                                                    Present Principal Occupation and
Name, Business Address                              Address of Employment
- ----------------------                              --------------------------------
 Julie Forsythe                                     Director, Pensions
 Vice President and Assistant Treasurer,            Westinghouse Electric Corporation
 Westinghouse Pension Investments Corporation       Westinghouse Building
 Westinghouse Building                              11 Stanwix Street
 11 Stanwix Street                                  Pittsburgh, PA  15222
 Pittsburgh, PA  15222
                                                    Vice President and Treasurer
 Claudia E. Morf                                    Westinghouse Electric Corporation
 President and Treasurer,                           Westinghouse Building
 Westinghouse Pension Investments Corporation       11 Stanwix Street
 Westinghouse Building                              Pittsburgh, PA  15222
 11 Stanwix Street
 Pittsburgh, PA  15222

                                   Exhibit 1

                        INVESTMENT MANAGEMENT AGREEMENT
                        -------------------------------

THIS INVESTMENT MANAGEMENT AGREEMENT made and entered into as of the 22nd day of June, 1995, between WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania Corporation (hereinafter the "Company"), and WPIC Corporation, a Delaware Corporation (hereinafter the "Investment Manager") (the "Agreement").


                                  WITNESSETH:

WHEREAS, the Company and certain of its subsidiaries have adopted various executive deferred compensation plans (hereinafter called the "Plans") for the benefit of certain of their employees; and

WHEREAS, the Company has designated Westinghouse Electric Corporation to manage and control the assets of the Plans; and

WHEREAS, the Company has executed an amended and restated Trust Agreement dated June 22, 1995 between itself and PNC Bank, National Association as trustee (hereinafter the "Trustee"), for the Plans for the collective investment of the assets (the "Trust"), which Trust Agreement permits the assets held thereunder to be divided into separate investment accounts managed individually by investment managers designated as provided in this Agreement; and

WHEREAS, the Trust Agreement provides that the Company may from time to time specify by written notice to the Trustee the extent to which investment of the assets held in trust shall be managed by investment managers; and

WHEREAS, the Company and the Investment Manager wish to enter into the Agreement for the purpose of retaining the Investment Manager to manage the assets in the account to be known as the Deferred WPIC Account (hereinafter called the "Account"):

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Investment Manager do hereby agree, each with the other, as follows:


SECTION 1.  APPOINTMENT OF INVESTMENT MANAGER
            ---------------------------------
Effective June 22, 1995, the Company appoints the Investment Manager to manage, subject to the guidelines referred to in Section 5 hereof, such of the assets held by the Trustee under the Trust Agreement as are in the Account from time to time.

SECTION 2.  ACCEPTANCE OF APPOINTMENT AS INVESTMENT MANAGER
            -----------------------------------------------
    a. ACCEPTANCE OF APPOINTMENT. The Investment Manager hereby accepts the appointment to manage, subject to the guidelines referred to in Section 5 hereof and on the terms and conditions set forth in this Agreement, such of the assets held by the Trustee under the Trust Agreement as is in the Account from time to time. The Investment Manager acknowledges that it is a "fiduciary" within the meaning of state trust law, whether statutory or otherwise, with respect to each of the Plans' assets of which are included in the Account, and the Investment Manager represents and covenants that it will comply with its fiduciary responsibility under the provisions of such trust law in the exercise of its rights and the performance of its obligations under this Agreement.

    b. REPRESENTATION BY INVESTMENT MANAGER. The Investment Manager represents and warrants that it is either:

         (1) Duly registered and in good standing as an "Investment Adviser" with the Securities and Exchange Commission under the Investment Advisers Act of 1940; or

         (2)   A bank, as defined in the Investment Advisers Act of 1940; or

         (3) An insurance company qualified to perform investment management services under the laws of more than one state; or

         (4) A subsidiary of the Company or authorized to perform investment management services.


SECTION 3.  POWERS AND DUTIES OF THE INVESTMENT MANAGER
            -------------------------------------------
    a. Subject to the provisions of Sections 2 and 5 hereof and the requirements of the state's trust law pertaining to the responsibilities of fiduciaries, the Investment Manager shall cause the assets in the Account to be invested and reinvested from time to time in such securities and other property or part interest therein as the Investment Manager in its discretion shall deem advisable, and to that end shall have full power and authority to:

         (1) Direct the Trustee to make purchases and sales of securities or other property for the Account;

         (2) Direct the Trustee to exercise or abstain from exercising any option, privilege or right attaching to any asset in the Account;

         (3) Issue orders for or make purchases or sales of securities or other property for the Account directly to or with a broker, dealer or other person on the best terms available;

         (4) Vote all proxies with respect to the Account. The Investment Manager shall be responsible for ensuring that proxies are voted in the best interests of the Plans' participants and beneficiaries, and the Investment Manager shall exercise its duties with respect to the voting of proxies in accordance with state trust law. The Investment Manager shall maintain records sufficient to permit the Company to monitor the Investment Manager's compliance with the aforementioned authorities;

         (5) If a bank, retain all or any part of the assets of the Account stipulated by the Company or invest in short term securities issued by, or deposits in, the Investment Manager;

         (6) Invest and reinvest all or any portion of the assets of the Account through the medium of any common, collective or commingled trust fund now or hereafter maintained by the Investment Manager and the declaration of trust of any such fund shall constitute a part of this Agreement with respect to any assets in the Account which are at the time invested in such fund;

         (7) Invest and reinvest all or any portion of the assets of the Account through the medium of any separate account of an insurance company now or hereafter maintained by the Investment Manager; and

         (8) Instruct or direct the Trustee or perform any or all of the powers, duties and authority given to the Trustee in the Trust Agreement which are therein subjected to direction by the Investment Manager and to enforce performance by the Trustee of such powers, duties and authority.

    b. Instructions or directions of the Investment Manager to the Trustee shall be made or confirmed in writing. The Investment Manager, upon written request, shall provide the Trustee and the Company with such documents and information pertaining to the Agreement as may reasonably be requested, including without limitation, certificates evidencing the Investment Manager's duly authorized representatives and, where appropriate, registration under the Investment Advisers Act of 1940.

     c. The Investment Manager shall deliver to the Trustee and the Company, within fifteen calendar days after the close of each calendar month, written statements showing all investments, including units of bank commingled funds held in the Account, and their market and carrying values as of the close of business on the last business day of each such calendar month, and a written statement of transactions affected by it during such month.

     d. The Investment Manager shall promptly notify the Company:

         (1) If any of the representations in Section 2.b. hereof shall cease to be true at any time during the term of this Agreement;

         (2) Of any material change in the senior management or ownership of the Investment Manager's corporation or other organization with responsibility for decisions affecting the Account; and

         (3) Of any other material change in the nature of the Investment Manager's principal business activities.

    e. Except as otherwise provided in the state trust law regarding liability for breaches of fiduciary duties by other fiduciaries, the Investment Manager shall have no responsibility for the acts or omissions of the Trustee.

    f. During and for six (6) years after the term of this Agreement, the Investment Manager shall permit the Company or its agents (including independent public accountants selected by the Company) at all reasonable times during business hours to inspect at the expense of the Company the Investment Manager's records of securities transactions, holdings and valuations of the Account, including all listings and appraisals of securities and all communications with brokers, the Trustee and the Company with respect to such transactions, holdings or valuations.

    g. The Investment Manager shall not commit the Company to supplement assets of the Account either by borrowing on the Company's behalf, or by committing to a contract the performance of which may require the Company to supplement the assets of the Account.


SECTION 4.  DUTIES OF THE COMPANY
            ---------------------
The Company shall:

    a. Notify the Trustee of the Investment Manager's appointment by delivering a copy of this Agreement to the Trustee;

    b. Cause the Trustee to retain custody of the assets in the Account except as otherwise provided in this Agreement;

    c. Provide, or cause the Trustee to provide, the Investment Manager with such information pertaining to the Account and the Plans as the Investment Manager may reasonably request;

    d. Compensate, or cause the Trustee to compensate, the Investment Manager for its services under this Agreement as the Company and the Investment Manager shall hereafter agree to in writing from time to time; and

    e. Provide the Investment Manager with true and correct copies of the Trust Agreement, and any and all amendments thereto.


SECTION 5.  INVESTMENT OBJECTIVES - GUIDELINES
            ----------------------------------
The Company shall from time to time furnish the Investment Manager with investment guide-lines for management of the Account, in which event the Investment Manager shall make its investment decisions consistent with such guidelines. Changes in guidelines shall make due allowance for the time which the Investment Manager shall have within which to come into compliance with such changed guidelines.

Initial guidelines are defined in Schedule 1 to this Agreement.


SECTION 6.  PERFORMANCE OF DUTIES - STANDARD OF CARE
            ----------------------------------------
    a. The Investment Manager shall comply with all laws and regulations issued from time to time thereunder in the discharge of its duties under this Agreement.

    b.   The Investment Manager shall discharge its duties under this Agreement:

         (1) Solely in the interest of the Plans participants and beneficiaries and for the exclusive purpose of providing benefits to Plans participants and their beneficiaries and defraying reasonable expenses of administering the Plans;

         (2) With the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims and investment policies, it being understood that the investment of the Account shall be solely in Company securities and therefore, such investment shall not be required to be diversified. The Investment Manager is hereby authorized to liquidate the position without restriction as it feels is appropriate based on its evaluation of the facts known to it, after giving consideration to this asset as a single holding and not as a portfolio of diversified investments.

         (3) In accordance with the documents and instruments governing the Plans insofar as such documents and instruments are consistent with the provisions of state trust law.


SECTION 7.  INDEMNIFICATION
            ---------------
    a. Unless the Investment Manager has acted imprudently or has otherwise violated the provisions of state or other applicable law, the Investment Manager shall not be subject to any liability to the Plans or to any person, firm or organization, for any act or omission of itself or of any other person, firm or organization in the course of, or connected with, its obligations under this Agreement.

    b. The Investment Manager shall be charged with no responsibility whatsoever respecting action or inaction by the Investment Manager under and pursuant to this Agreement if (i) this Agreement does not grant discretionary authority to the Investment Manager with respect to such action or inaction and (ii) the Investment Manager so acted or failed to so act in compliance with a written direction to the

         Investment Manager from the Company. With respect to any liability arising from such directions by the Company, the Company shall indemnify the Investment Manager for and hold the Investment
         Manager harmless from any liability (including reasonable attorney's fees) arising therefrom.


SECTION 8.  ACTING FOR OTHER ACCOUNTS
            -------------------------
    a. Provided that such action taken as an investment manager for others does not constitute a breach of the duties assumed by the Investment Manager under this Agreement, the Investment Manager and any of its officers, affiliates and employees may act and continue to act as investment managers for others, and nothing in this Agreement shall in any way be deemed to restrict the right of the Investment Manager to perform investment management or other services for any other person or entity, and the performance of such services for others shall not be deemed to violate or give rise to any duty or obligation to the Company or the Trust.

    b. Except as provided above, nothing in this Agreement shall limit or restrict the Investment Manager or any of it officers, affiliates or employees from buying, selling or trading in any securities for its or their own account or accounts. The Company acknowledges that the Investment Manager and its officers, affiliates and employees, and its other clients may at any time have, acquire, increase, decrease or dispose of positions in investments which are at the same time being acquired, increased, decreased or disposed of for the Account of the Trust. The Investment Manager shall have no obligation to acquire, increase, decrease or dispose of a position in any investment for the Trust which the Investment Manager, its officers, affiliates or employees may acquire, increase, decrease or dispose of for its or their accounts or for the account of another client, if in the sole discretion of the Investment Manager and subject to the provisions of
         Section 6 hereof, it is not feasible or desirable to acquire, increase, decrease or dispose of a position in such investment for the account of the Trust.

    c. Nothing in this Section 8 shall be construed to relieve the Investment Manager of any of its duties or obligations as set forth in or arising under other provisions of this Agreement.


SECTION 9.  CONFIDENTIAL INFORMATION
            ------------------------
Any information or recommendations supplied to the Investment Manager by the Company or the Trustee, which is not otherwise in the public domain or previously known to the Investment Manager, in connection with the performance of Investment Manager obligations hereunder are to be regarded as confidential and for use only by the Investment Manager or such persons the Investment Manager may designate in connection with the Account.

SECTION 10.  SPECIMEN SIGNATURES
             -------------------
The Investment Manager will forward from time to time to the Company and the Trustee a list and specimen signatures of the parties who are authorized to act on its behalf. The Company will forward to the Investment Manager a list and specimen signatures of the parties who are authorized to act on its behalf and shall cause the Trustee to forward a like list and specimen signatures to the Investment Manager. Each party shall be entitled to rely upon such lists and specimen signatures until receiving written notice of revocation or modification.


SECTION 11.  NO ASSIGNMENT OF AGREEMENT OR DUTIES
             ------------------------------------
Neither party may assign this Agreement, in whole or in part, nor delegate except as contemplated herein all or part of the performance of duties required of it by this Agreement without the prior written consent of the other party, and any attempted assignment or delegation without such consent shall be void.


SECTION 12.  APPLICABLE LAW
             --------------
This Agreement shall be administered and construed according to the laws of the Common-wealth of Pennsylvania. If any provision of this Agreement is construed to purport to relieve the Investment Manager from responsibility or liability for any responsibility, obligation or duty under state trust law, such provision shall be void without affecting the validity of the other provisions of this Agreement.


SECTION 13.  FEES
             ----
Fees for investment management services provided hereunder shall be as designated in Exhibit A to this Agreement. Fees shall be paid by the Trustee on direction of the Company, and shall not be withdrawn from the Account by the Investment Manager. All statements shall show the calculation of fees contained therein.


SECTION 14.  TERMINATION
             -----------
This Agreement shall continue in effect until terminated by either party by giving notice to the other party at least ten (10) days prior to the date of termination; provided that, subject to the trust document establishing the bank commingled funds, the Company may at any time without prior notice order the Investment Manager to cease activity, subject to its obligation to complete execution of directions or instructions already acted upon, with respect to the Account. Such order may be communicated orally subject to immediate written confirmation to the Investment Manager. If this Agreement is terminated during any period of time for which the Investment Manager has or has not been compensated, the fee due to the Investment Manager for such period shall be prorated to the date of termination.

SECTION 15.  NOTICES
             -------
Any written notice or other communication required to be given under this Agreement may be validly given by delivery telex or facsimile (upon written and executed acknowledgement of receipt of such facsimile) to the individuals at the following addresses:

    For the Investment Manager:   WPIC Corporation
                                  11 Stanwix Street
                                  Westinghouse Building
                                  Pittsburgh, PA  15222-1384

                                  Attention:    Claudia E. Morf
                                                President and Treasurer
                                  Telephone:    (412) 642-3272
                                  Facsimile:    (412) 642-4797

    For the Company:              Westinghouse Electric Corporation
                                  11 Stanwix Street
                                  Westinghouse Building
                                  Pittsburgh, PA  15222-1384

                                  Attention:    Vice President and Treasurer
                                  Telephone:    (412) 642-3272
                                  Facsimile:    (412) 642-4797


SECTION  16.  PARTIAL INTEGRATION
              -------------------
This Agreement contains the entire understanding of the parties with respect to assets managed hereunder and there are no warranties or representations, expressed or implied, with respect to such management. All amendments to this Agreement shall be in writing and signed either by or on behalf of the Company and the Investment Manager.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written by their duly authorized officers or representatives.



                               WESTINGHOUSE ELECTRIC CORPORATION

                               By: __________________________________________
                                   Executive Vice President and
                                   Chief Financial Officer


                               WPIC CORPORATION

                               By: _____________________________________
                                         President and Treasurer

                                   EXHIBIT A
                                   ---------
                                      FEES


There will be no fees charged for investment management services provided by the Investment Manager under this Agreement. However, the Investment Manager will be reimbursed for any brokerage fees or other expenses incurred with respect to managing the investments in the Account.

                                  SCHEDULE 1
                                  ----------
                            INVESTMENT GUIDELINES


All investments will be made in Westinghouse common stock (the "Common Stock"), subject to the following criteria:

CASH
- ----
Cash dividends received on the Common Stock and any proceeds from the sale of the Common Stock will be removed from the Account and invested in a separate cash management account by the Trustee.

REGISTRATION OF SECURITIES
- --------------------------
Pursuant to Paragraph 7 of the Private Placement Agreement dated June 22, 1995 among Westinghouse, the Trustee and WPIC, the Trustee has the right to demand that the Company register the shares of Common Stock contributed or sold to the Trust.

FAVORABLE EXECUTION
- -------------------
The Investment Manager shall execute trades and transactions on the best terms available at the time of the trade or transaction.

                                   Exhibit 2

                        INVESTMENT MANAGEMENT AGREEMENT
                        -------------------------------

THIS INVESTMENT MANAGEMENT AGREEMENT made and entered into as of the 22nd day of June, 1995, between WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania Corporation (hereinafter the "Company"), and WPIC Corporation, a Delaware Corporation (hereinafter the "Investment Manager") (the "Agreement").


                                  WITNESSETH:

WHEREAS, the Company and certain of its subsidiaries have adopted the Westinghouse Executive Pension Plan (hereinafter called the "Plan") for the benefit of certain of their employees; and

WHEREAS, the Company has designated Westinghouse Electric Corporation to manage and control the assets of the Plan; and

WHEREAS, the Company has executed a Trust Agreement dated March, 1992 between itself and Mellon Bank, N.A. as trustee (Hereinafter, the "Trustee") for the Plan for the collective investment of the assets (the "Trust"), which Trust Agreement permit the assets held thereunder to be divided into separate investment accounts managed individually by investment managers designated as provided in this Agreement; and

WHEREAS, the Trust Agreement provides that the Company may from time to time specify by written notice to the Trustee the extent to which investment of the assets held in trust shall be managed by investment managers; and

WHEREAS, the Company and the Investment Manager wish to enter into the Agreement for the purpose of retaining the Investment Manager to manage the assets in the account to be known as the WPIC - Westinghouse Common Stock Account (hereinafter called the "Account"):

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Investment Manager do hereby agree, each with the other, as follows:


SECTION 1.  APPOINTMENT OF INVESTMENT MANAGER
            ---------------------------------
Effective June 22, 1995, the Company appoints the Investment Manager to manage, subject to the guidelines referred to in Section 5 hereof, such of the assets held by the Trustee under the Trust Agreement as are in the Account from time to time.

SECTION 2.  ACCEPTANCE OF APPOINTMENT AS INVESTMENT MANAGER
            -----------------------------------------------
    a. ACCEPTANCE OF APPOINTMENT. The Investment Manager hereby accepts the appointment to manage, subject to the guidelines referred to in Section 5 hereof and on the terms and conditions set forth in this Agreement, such of the assets held by the Trustee under the Trust Agreement as is in the Account from time to time. The Investment Manager acknowledges that it is a "fiduciary" within the meaning of state trust law, whether statutory or otherwise, with respect to the Plan assets of which are included in the Account, and the Investment Manager represents and covenants that it will comply with its fiduciary responsibility under the provisions of such trust law in the exercise of its rights and the performance of its obligations under this Agreement.

    b. REPRESENTATION BY INVESTMENT MANAGER. The Investment Manager represents and warrants that it is either:

         (1) Duly registered and in good standing as an "Investment Adviser" with the Securities and Exchange Commission under the Investment Advisers Act of 1940; or

         (2)   A bank, as defined in the Investment Advisers Act of 1940; or

         (3) An insurance company qualified to perform investment management services under the laws of more than one state; or

         (4) A subsidiary of the Company or authorized to perform investment management services.


SECTION 3.  POWERS AND DUTIES OF THE INVESTMENT MANAGER
            -------------------------------------------
    a. Subject to the provisions of Sections 2 and 5 hereof and the requirements of the state's trust law pertaining to the responsibilities of fiduciaries, the Investment Manager shall cause the assets in the Account to be invested and reinvested from time to time in such securities and other property or part interest therein as the Investment Manager in its discretion shall deem advisable, and to that end shall have full power and authority to:

         (1) Direct the Trustee to make purchases and sales of securities or other property for the Account;

         (2) Direct the Trustee to exercise or abstain from exercising any option, privilege or right attaching to any asset in the Account;

         (3) Issue orders for or make purchases or sales of securities or other property for the Account directly to or with a broker, dealer or other person on the best terms available;

         (4) Vote all proxies with respect to the Account. The Investment Manager shall be responsible for ensuring that proxies are voted in the best interests of the Plan's participants and beneficiaries, and the Investment Manager shall exercise its duties with respect to the voting of proxies in accordance with the state trust law. The

               Investment Manager shall maintain records sufficient to permit the Company to monitor the Investment Manager's compliance with the aforementioned authorities;

         (5) If a bank, retain all or any part of the assets of the Account stipulated by the Company or invest in short term securities issued by, or deposits in, the Investment Manager;

         (6) Invest and reinvest all or any portion of the assets of the Account through the medium of any common, collective or commingled trust fund now or hereafter maintained by the Investment Manager and the declaration of trust of any such fund shall constitute a part of this Agreement with respect to any assets in the Account which are at the time invested in such fund;

         (7) Invest and reinvest all or any portion of the assets of the Account through the medium of any separate account of an insurance company now or hereafter maintained by the Investment Manager; and

         (8) Instruct or direct the Trustee or to perform any or all of the powers, duties and authority given to the Trustee in the Trust Agreement which are therein subjected to direction by the Investment Manager and to enforce performance by the Trustee of such powers, duties and authority.

    b. Instructions or directions of the Investment Manager to the Trustee shall be made or confirmed in writing. The Investment Manager, upon written request, shall provide the Trustee and the Company with such documents and information pertaining to the Agreement as may reasonably be requested, including without limitation, certificates evidencing the Investment Manager's duly authorized representatives and, where appropriate, registration under the Investment Advisers Act of 1940. The Trustee must receive copies of all dealer and/or broker confirmations promptly after execution.

     c. The Investment Manager shall deliver to the Trustee and the Company, within fifteen calendar days after the close of each calendar month, written statements showing all investments, including units of bank commingled funds held in the Account, and their market and carrying values as of the close of business on the last business day of each such calendar month, and a written statement of transactions affected by it during such month.

     d.  The Investment Manager shall promptly notify the Company:

         (1) If any of the representations in Section 2.b. hereof shall cease to be true at any time during the term of this Agreement;

         (2) Of any material change in the senior management or ownership of the Investment Manager's corporation or other organization with responsibility for decisions affecting the Account; and

         (3) Of any other material change in the nature of the Investment Manager's principal business activities.

    e. Except as otherwise provided in the state trust law regarding liability for breaches of fiduciary duties by other fiduciaries, the Investment Manager shall have no responsibility for the acts or omissions of the Trustee.

    f. During and for six (6) years after the term of this Agreement, the Investment Manager shall permit the Company or its agents (including independent public accountants selected by the Company) at all reasonable times during business hours to inspect at the expense of the Company the Investment Manager's records of securities transactions, holdings and valuations of the Account, including all listings and appraisals of securities and all communications with brokers, the Trustee and the Company with respect to such transactions, holdings or valuations.

    g. The Investment Manager shall not commit the Company to supplement assets of the Account either by borrowing on the Company's behalf, or by committing to a contract the performance of which may require the Company to supplement the assets of the Account.


SECTION 4.  DUTIES OF THE COMPANY
            ---------------------
The Company shall:

    a. Notify the Trustee of the Investment Manager's appointment by delivering a copy of this Agreement to the Trustee;

    b. Cause the Trustee to retain custody of the assets in the Account except as otherwise provided in this Agreement;

    c. Provide, or cause the Trustee to provide, the Investment Manager with such information pertaining to the Account and the Plan as the Investment Manager may reasonably request;

    d. Compensate, or cause the Trustee to compensate, the Investment Manager for its services under this Agreement as the Company and the Investment Manager shall hereafter agree to in writing from time to time; and

    e. Provide the Investment Manager with true and correct copies of the Trust Agreement, and any and all amendments thereto.

SECTION 5.  INVESTMENT OBJECTIVES - GUIDELINES
            ----------------------------------
The Company shall from time to time furnish the Investment Manager with investment guidelines for management of the Account, in which event the Investment Manager shall make its investment decisions consistent with such guidelines. Changes in guidelines shall make due allowance for the time which the Investment Manager shall have within which to come into compliance with such changed guidelines.

Initial guidelines are defined in Schedule 1 to this Agreement.


SECTION 6.  PERFORMANCE OF DUTIES - STANDARD OF CARE
            ----------------------------------------
    a. The Investment Manager shall comply with all laws and regulations issued from time to time thereunder in the discharge of its duties under this Agreement.

    b.   The Investment Manager shall discharge its duties under this Agreement:

         (1) Solely in the interest of the Plan participants and beneficiaries and for the exclusive purpose of providing benefits to Plan participants and their beneficiaries and defraying reasonable expenses of administering the Plan;

         (2) With the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims and investment policies, it being understood that the investment of the Account shall be solely in Company securities and therefore, such investment shall not be required to be diversified. The Investment Manager is hereby authorized to liquidate the position without restriction as it feels is appropriate based on its evaluation of the facts know to it, after giving consideration to this asset as a single holding and not as a portfolio of diversified investments.

         (3) In accordance with the documents and instruments governing the Plan insofar as such documents and instruments are consistent with the provisions of state trust law.


SECTION 7.  INDEMNIFICATION
            ---------------
    a. Unless the Investment Manager has acted imprudently or has otherwise violated the provisions of state or other applicable law, the Investment Manager shall not be subject to any liability to the Plans or to any person, firm or organization, for any act or omission of itself or of any other person, firm or organization in the course of, or connected with, its obligations under this Agreement.

    b. The Investment Manager shall be charged with no responsibility whatsoever respecting action or inaction by the Investment Manager under and pursuant to this Agreement if (i) this Agreement does not grant discretionary authority to the Investment Manager with respect to such action or inaction and (ii) the Investment Manager so acted or failed to so act in compliance with a written direction to the Investment Manager from the Company. With respect to any liability arising from such directions by the Company, the Company shall indemnify the Investment Manager for and hold the

         Investment Manager harmless from any liability (including reasonable attorney's fees) arising therefrom.


SECTION 8.  ACTING FOR OTHER ACCOUNTS
            -------------------------
    a. Provided that such action taken as an investment manager for others does not constitute a breach of the duties assumed by the Investment Manager under this Agreement, the Investment Manager and any of its officers, affiliates and employees may act and continue to act as investment managers for others, and nothing in this Agreement shall in any way be deemed to restrict the right of the Investment Manager to perform investment management or other services for any other person or entity, and the performance of such services for others shall not be deemed to violate or give rise to any duty or obligation to the Company or the Trust.

    b. Except as provided above, nothing in this Agreement shall limit or restrict the Investment Manager or any of it officers, affiliates or employees from buying, selling or trading in any securities for its or their own account or accounts. The Company acknowledges that the Investment Manager and its officers, affiliates and employees, and its other clients may at any time have, acquire, increase, decrease or dispose of positions in investments which are at the same time being acquired, increased, decreased or disposed of for the Account of the Trust. The Investment Manager shall have no obligation to acquire, increase, decrease or dispose of a position in any investment for the Trust which the Investment Manager, its officers, affiliates or employees may acquire, increase, decrease or dispose of for its or their accounts or for the account of another client, if in the sole discretion of the Investment Manager and subject to the provisions of
         Section 6 hereof, it is not feasible or desirable to acquire, increase, decrease or dispose of a position in such investment for the Account of the Trust.

    c. Nothing in this Section 8 shall be construed to relieve the Investment Manager of any of its duties or obligations as set forth in or arising under other provisions of this Agreement.


SECTION 9.  CONFIDENTIAL INFORMATION
            ------------------------
Any information or recommendations supplied to the Investment Manager by the Company or the Trustee, which is not otherwise in the public domain or previously known to the Investment Manager, in connection with the performance of Investment Manager obligations hereunder are to be regarded as confidential and for use only by the Investment Manager or such persons the Investment Manager may designate in connection with the Account.


SECTION 10.  SPECIMEN SIGNATURES
             -------------------
The Investment Manager will forward from time to time to the Company and the Trustee a list and specimen signatures of the parties who are authorized to act on its behalf. The Company will forward to the Investment Manager a list and specimen signatures of the parties who are authorized to act on its behalf and shall cause the Trustee to forward a like list and specimen signatures to the Investment Manager. Each party shall be entitled to rely upon such lists and specimen signatures until receiving written notice of revocation or modification.


SECTION 11.  NO ASSIGNMENT OF AGREEMENT OR DUTIES
             ------------------------------------
Neither party may assign this Agreement, in whole or in part, nor delegate except as contemplated herein all or part of the performance of duties required of it by this Agreement without the prior written consent of the other party, and any attempted assignment or delegation without such consent shall be void.


SECTION 12.  APPLICABLE LAW
             --------------
This Agreement shall be administered and construed according to the laws of the Commonwealth of Pennsylvania. If any provision of this Agreement is construed to purport to relieve the Investment Manager from responsibility or liability for any responsibility, obligation or duty under state trust law, such provision shall be void without affecting the validity of the other provisions of this Agreement.


SECTION 13.  FEES
             ----
Fees for investment management services provided hereunder shall be as designated in Exhibit A to this Agreement. Fees shall be paid by the Trustee on direction of the Company, and shall not be withdrawn from the Account by the Investment Manager. All statements shall show the calculation of fees contained therein.


SECTION 14.  TERMINATION
             -----------
This Agreement shall continue in effect until terminated by either party by giving notice to the other party at least ten (10) days prior to the date of termination; provided that, subject to the trust document establishing the bank commingled funds, the Company may at any time without prior notice order the Investment Manager to cease activity, subject to its obligation to complete execution of directions or instructions already acted upon, with respect to the Account. Such order may be communicated orally subject to immediate written confirmation to the Investment Manager. If this Agreement is terminated during any period of time for which the Investment Manager has or has not been compensated, the fee due to the Investment Manager for such period shall be prorated to the date of termination.

SECTION 15.  NOTICES
             -------
Any written notice or other communication required to be given under this Agreement may be validly given by delivery telex or facsimile (upon a written and executed acknowledgement of receipt of such facsimile) to the individuals at the following addresses:

    For the Investment Manager:   WPIC Corporation
                                  11 Stanwix Street
                                  Westinghouse Building
                                  Pittsburgh, PA 15222-1384

                                  Attention:    Claudia E. Morf
                                                President and Treasurer
                                  Telephone:    (412) 642-3272
                                  Facsimile:    (412) 642-4797

    For the Company:              Westinghouse Electric Corporation
                                  11 Stanwix Street
                                  Westinghouse Building
                                  Pittsburgh, PA 15222-1384

                                  Attention:    Vice President and Treasurer
                                  Telephone:    (412) 642-3272
                                  Facsimile:    (412) 642-4797


SECTION  17.  PARTIAL INTEGRATION
              -------------------
This Agreement contains the entire understanding of the parties with respect to assets managed hereunder and there are no warranties or representations, expressed or implied, with respect to such management. All amendments to this Agreement shall be in writing and signed either by or on behalf of the Company and the Investment Manager.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written by their duly authorized officers or representatives.



                        WESTINGHOUSE ELECTRIC CORPORATION

                        By: ____________________________________________________
                            Executive Vice President and Chief Financial Officer


                        WPIC CORPORATION

                        By: __________________________________________________
                            President and Treasurer

                                   EXHIBIT A
                                   ---------
                                      FEES

There will be no fees charged for investment management services provided by the Investment Manager under this Agreement. However, the Investment Manager will be reimbursed for any brokerage fees or other expenses incurred with respect to managing the investments in the Account.

                                  SCHEDULE 1
                                  ----------
                            INVESTMENT GUIDELINES


All investments will be made in Westinghouse common stock (the "Common Stock"), subject to the following criteria:

CASH
- ----
Cash dividends received on the Common Stock and any proceeds from the sale of the Common Stock will be removed from the Account and invested in a separate cash management account by the Trustee.

REGISTRATION OF SECURITIES
- --------------------------
Pursuant to Paragraph 7 of the Private Placement Agreement dated June 22, 1995 among Westinghouse, the Trustee and WPIC, the Trustee has the right to demand that the Company register the shares of Common Stock contributed or sold to the Trust.

FAVORABLE EXECUTION
- -------------------
The Investment Manager shall execute trades and transactions on the best terms available at the time of the trade or transaction.

                                   Exhibit 3

                        INVESTMENT MANAGEMENT AGREEMENT
                        -------------------------------

THIS INVESTMENT MANAGEMENT AGREEMENT made and entered into as of the 23rd day of May, 1995 between WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania Corporation (hereinafter the "Company"), as named fiduciary for its employee benefit plans, and WPIC Corporation, a Delaware Corporation (hereinafter the "Investment Manager") ("the Agreement").


                                  WITNESSETH:

WHEREAS, the Company and certain of its subsidiaries have adopted and may hereafter adopt qualified employee pension and other retirement benefits plans (hereinafter called collectively the "Plans" or individually the "Plan") for the benefit of certain of their salaried and hourly employees; and

WHEREAS, the Company has designated Westinghouse Electric Corporation as named fiduciary ("Named Fiduciary") to manage and control the assets of the Plans; and

WHEREAS, the Company has executed a Master Trust Agreement dated January 2, 1976, as amended, between itself and Mellon Bank, N.A., as trustee (hereinafter the "Trustee"), for the Plans as permitted under the Employee Retirement Income Security Act of 1974 ("ERISA"), for the collective investment of the assets of certain specified Plans (the "Trust"), which Trust Agreement permits the assets held thereunder to be divided into separate investment accounts managed individually by investment managers designated as provided in this Agreement; and

WHEREAS, the Trust Agreement provides that the Company may from time to time specify by written notice to the Trustee the extent to which investment of the assets held in trust shall be managed by investment managers; and

WHEREAS, the Company has contributed Qualifying Employer Securities (as defined in Section 407 of ERISA) to the Trust; and

WHEREAS, the Company and the Investment Manager wish to enter into the Agreement for the purpose of retaining the Investment Manager to manage the assets in the account to be known as the WPIC - Westinghouse Common Stock Account (hereinafter called the "Account"):

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Investment Manager do hereby agree, each with the other, as follows:

SECTION 1.  APPOINTMENT OF INVESTMENT MANAGER
            ---------------------------------
Effective May 23, 1995, the Company appoints the Investment Manager to manage, subject to the guidelines referred to in Section 5 thereof, such of the assets held by the Trustee under the Trust Agreement as is in the Account from time to time. Upon execution of this Agreement, the Account shall consist of the assets listed in Exhibit A.


SECTION 2.  ACCEPTANCE OF APPOINTMENT AS INVESTMENT MANAGER
            -----------------------------------------------
    a. ACCEPTANCE OF APPOINTMENT. The Investment Manager hereby accepts the appointment to manage, subject to the guidelines referred to in
         Section 5 hereof and on the terms and conditions set forth in this Agreement, such of the assets held by the Trustee under the Trust Agreement as is in the Account from time to time. The Investment Manager acknowledges that it is a "fiduciary" within the meaning of ERISA, with respect to each of the Plans, assets of which are included in the Account, and the Investment Manager represents and covenants that it will comply with its fiduciary responsibility under the provisions of ERISA in the exercise of its rights and the performance of its obligations under this Agreement.

    b. REPRESENTATION BY INVESTMENT MANAGER. The Investment Manager represents and warrants that it is either:

         (1) Duly registered and in good standing as an "Investment Adviser" with the Securities and Exchange Commission under the Investment Advisers Act of 1940; or

         (2)   A bank, as defined in the Investment Advisers Act of 1940; or

         (3) An insurance company qualified to perform investment management services under the laws of more than one state; or

         (4) A subsidiary of the Company authorized to perform investment management services; and

         (5) It has completed, obtained and performed all other registrations, filings, approvals, authorizations, consents or examinations required by any government or governmental authority for acts contemplated by this Agreement.


SECTION 3.  POWERS AND DUTIES OF THE INVESTMENT MANAGER
            -------------------------------------------
    a. Subject to the provisions of Sections 2 and 5 hereof and the requirements of Part 4, Title I of ERISA pertaining to the responsibilities of fiduciaries, the Investment Manager shall cause the assets in the Account to be invested and reinvested from time to time in such securities and other property or part interest therein as the Investment Manager in its discretion shall deem advisable, and to that end shall have full power and authority to:


         (1) Direct the Trustee to make purchases and sales of securities or other property for the Account;

         (2) Direct the Trustee to exercise or abstain from exercising any option, privilege or right attaching to any asset in the Account;

         (3) Issue orders for or make purchases or sales of securities or other property for the Account directly to or with a broker, dealer or other person on the best terms available;

         (4) Vote all proxies with respect to the Account. The Investment Manager shall be responsible for ensuring that proxies are voted in the best interests of the Plans' participants and beneficiaries, and shall exercise its duties with respect to the voting of proxies in accordance with the requirements of ERISA, and Interpretive Bulletin 94-2, 29 C.F.R. Section 2509.94-2 (regarding the duties of plan fiduciaries with respect to the voting of proxies appurtenant to shares of stock held by plans). The Investment Manager shall maintain records sufficient to permit the Named Fiduciary to monitor the Investment Manager's compliance with the aforementioned authorities;

         (5) If a bank, retain all or any part of the assets of the Account stipulated by the Company or invest in short term securities issued by, or deposits in, the Investment Manager;

         (6) To invest and reinvest all or any portion of the assets of the Account through the medium of any common, collective or commingled trust fund now or hereafter maintained by the Investment Manager which consists solely of assets of plans qualified under Section 401(a) of the Internal Revenue Code (the "Code") and which is exempt from tax under Section 501(a) of the Code, and the declaration of trust of any such fund shall constitute a part of this Agreement with respect to any assets in the Account which are at the time invested in such fund;

         (7) To invest and reinvest all or any portion of the assets of the Account through the medium of any separate account of an insurance company now or hereafter maintained by the Investment Manager which consists solely of assets of plans qualified under
               Section 401(a) of the Code; and

         (8) To instruct or direct the Trustee or to perform any or all of the powers, duties and authority given to the Trustee in the Trust Agreement which are therein subjected to direction by the Investment Manager and to enforce performance by the Trustee of such powers, duties and authority.

    b. Instructions or directions of the Investment Manager to the Trustee shall be made or confirmed in writing. The Investment Manager shall instruct all brokers, dealers or other persons executing orders on behalf of the Account to forward to the Trustee copies of all brokerage or dealer confirmations promptly after execution of any transactions. The Investment Manager, upon written request of the Trustee, shall also provide the Trustee and the Named Fiduciary with such other documents and information pertaining to the Agreement as may reasonably be requested, including without limitation, certificates evidencing the Investment Manager's duly authorized representatives and, where appropriate, registration under the Investment Advisers Act of 1940.

    c. The Investment Manager shall deliver to the Trustee and the Named Fiduciary, within fifteen calendar days after the close of each calendar month, written statements showing all investments, including units of bank commingled funds held in the Account, and their market and carrying values as of the close of business on the last business day of each such calendar month, and a written statement of transactions affected by it during such month.

    d.   The Investment Manager shall promptly notify the Company:

         (1) If any of the representations in Section 2.b. hereof shall cease to be true at any time during the term of this Agreement;

         (2) Of any material change in the senior management or ownership of the Investment Manager's corporation or other organization with responsibility for decisions affecting the Account; and

         (3) Of any other material change in the nature of the Investment Manager's principal business activities.

    e. Except as otherwise provided in ERISA regarding liability for breaches of fiduciary duties by other fiduciaries, the Investment Manager shall have no responsibility for the acts or omissions of the Trustee.

    f. During and for six (6) years after the term of this Agreement, the Investment Manager shall permit the Company or its agents (including independent public accountants selected by the Company) at all reasonable times during business hours to inspect at the expense of the Company the Investment Manager's records of securities transactions, holdings and valuations of the Account, including all listings and appraisals of securities and all communications with brokers, the Trustee and the Company with respect to such transactions, holdings or valuations.

    g. The Investment Manager shall not commit the Company to supplement assets of the Account either by borrowing on the Company's behalf, or by committing to a contract the performance of which may require the Company to supplement the assets of the Account.


SECTION 4.  DUTIES OF THE COMPANY
            ---------------------
The Company shall:

    a. Notify the Trustee of the Investment Manager's appointment by delivering a copy of this Agreement to the Trustee;

    b. Cause the Trustee to retain custody of the assets in the Account except as otherwise provided in this Agreement;

    c. Provide, or cause the Trustee to provide, the Investment Manager with such information pertaining to the Account and the Plans as the Investment Manager may reasonably request;

    d. Compensate, or cause the Trustee to compensate, the Investment Manager for its services under this Agreement or as the Company and the Investment Manager shall hereafter agree to in writing from time to time; and

    e. Provide the Investment Manager with true and correct copies of the Trust Agreement, and any and all amendments thereto.


SECTION 5.  INVESTMENT OBJECTIVES - GUIDELINES
            ----------------------------------
The Company shall from time to time furnish the Investment Manager with investment guidelines for management of the Account, in which event the Investment Manager shall make its investment decisions consistent with such guidelines. Changes in guidelines shall make due allowance for the time which the Investment Manager shall have within which to come into compliance with such changed guidelines.

Initial guidelines are defined in Schedule 1 to this Agreement.


SECTION 6.  PERFORMANCE OF DUTIES - STANDARD OF CARE
            ----------------------------------------
    a. The Investment Manager shall comply with all laws and regulations issued from time to time thereunder in the discharge of its duties under this Agreement.

    b.   The Investment Manager shall discharge its duties under this
         Agreement:

         (1) Solely in the interest of the Plan participants and beneficiaries and for the exclusive purpose of providing benefits to Plan participants and their beneficiaries and defraying reasonable expenses of administering the Plan;

         (2) With the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims and policies, it being understood that the investment of the Account shall be solely in Qualifying Employer Securities (as defined in Section 407 of ERISA) and, therefore, such investment shall not be required to be diversified. The Investment Manager is hereby authorized to liquidate the position without restriction as it feels is appropriate based on its evaluation of the facts known to it, after giving consideration to this asset as a single holding and not as a portfolio of diversified investments.

         (3) In accordance with the documents and instruments governing each Plan insofar as such documents and instruments are consistent with the provisions of ERISA.


SECTION 7.  LIABILITY OF INVESTMENT MANAGER
            -------------------------------
    a. Unless the Investment Manager has acted imprudently or has otherwise violated the provisions of ERISA or other applicable law, the Investment Manager shall not be subject to any liability to the Plans, the Named Fiduciary, or to any other person, firm or organization, for any act or omission of itself or of any other person, firm or organization in the course of, or connected with, its obligations under this Agreement.

    b. The Investment Manager shall be charged with no responsibility whatsoever respecting action or inaction by the Investment Manager under and pursuant to this Agreement if (i) this Agreement does not grant discretionary authority to the Investment Manager with respect to such action or inaction and (ii) the Investment Manager so acted or failed to so act in compliance with a written direction to the Investment Manager from the Company. With respect to any liability arising from such directions by the Company, the Company shall indemnify the Investment Manager for and hold the Investment Manager harmless from any liability (including reasonable attorney's fees) arising therefrom.


SECTION 8.  ACTING FOR OTHER ACCOUNTS
            -------------------------
    a. Provided that such action taken as an investment manager for others does not constitute a breach of the duties assumed by the Investment Manager under this Agreement, the Investment Manager and any of its officers, affiliates and employees may act and continue to act as investment managers for others, and nothing in this Agreement shall in any way be deemed to restrict the right of the Investment Manager to perform investment management or other services for any other person or entity, and the performance of such services for others shall not be deemed to violate or give rise to any duty or obligation to the Company or the Trust.

    b. Except as provided above, nothing in this Agreement shall limit or restrict the Investment Manager or any of it officers, affiliates or employees from buying, selling or trading in any securities for its or their own account or accounts. The Company acknowledges that the Investment Manager and its officers, affiliates and employees, and its other clients may at any time have, acquire, increase, decrease or dispose of positions in investments which are at the same time being acquired, increased, decreased or disposed of for the account of the Trust. The Investment Manager shall have no obligation to acquire, increase, decrease or dispose of a position in any investment for the Trust which the Investment Manager, its officers, affiliates or employees may acquire, increase, decrease or dispose of for its or their accounts or for the account of another client, if in the sole discretion of the Investment Manager and subject to the provisions of Section 5 hereof, it is not feasible or desirable to acquire a position in such investment for the accounts of the Trust.

    c. Nothing in this Section 8 shall be construed to relieve the Investment Manager of any of its duties or obligations as set forth in or arising under other provisions of this Agreement.


SECTION 9.  CONFIDENTIAL INFORMATION
            ------------------------
Any information or recommendations supplied to the Investment Manager by the Named Fiduciary or the Trustee, which is not otherwise in the public domain or previously known to the Investment Manager, in connection with the performance of Investment Manager obligations hereunder are to be regarded as confidential and for use only by the Investment Manager or such persons the Investment Manager may designate in connection with the Account.


SECTION 10.  COMPANY BENEFIT PLANS
             ---------------------
Any employee benefit plan sponsored by the Company or any of its subsidiaries or affiliates, any part of the assets of which enter into the Account in accordance with the provisions of the Trust Agreement, shall be a Plan for the purposes of this Agreement, and the Investment Manager's appointment and acceptance of appointment as Investment Manager for such Plan shall be effective as of the date any assets of such Plan become a part of the Account.


SECTION  11.  SPECIMEN SIGNATURES
              -------------------
The Investment Manager will forward from time to time to the Company and the Trustee a list and specimen signatures of the parties who are authorized to act on its behalf. The Company will forward to the Investment Manager a list and specimen signatures of the parties who are authorized to act on its behalf and shall cause the Trustee to forward a like list and specimen signatures to the Investment Manager. Each party shall be entitled to rely upon such lists and specimen signatures until receiving written notice of revocation or modification.

SECTION   12.  NO ASSIGNMENT OF AGREEMENT OR DUTIES
               ------------------------------------
Neither party may assign this Agreement, in whole or in part, nor delegate except as contemplated herein all or part of the performance of duties required of it by this Agreement without the prior written consent of the other party, and any attempted assignment or delegation without such consent shall be void.

SECTION 13.  APPLICABLE LAW
             --------------
This Agreement shall be administered and construed according to the laws of the Commonwealth of Pennsylvania, except as superseded and preempted by ERISA or other laws of the United States. If any provision of this Agreement is construed to purport to relieve the Investment Manager from responsibility or liability for any responsibility, obligation or duty under Title 1, Part 4 of ERISA, except as provided in Sections 405(b)(1) and 405(d) of ERISA, such provision shall be void without affecting the validity of the other provisions of this Agreement.


SECTION 14.  FEES
             ----
Fees for investment management services provided hereunder shall be as designated in Exhibit B to this Agreement. Fees shall be paid by the Trustee on direction of the Company, and shall not be withdrawn from the Account by the Investment Manager. All statements shall show the calculation of fees contained therein.


SECTION 15.  TERMINATION
             -----------
This Agreement shall continue in effect until terminated by either party by giving notice to the other party at least ten (10) days prior to the date of termination; provided that, subject to the trust document establishing the bank commingled funds, the Company may at any time without prior notice order the Investment Manager to cease activity, subject to its obligation to complete execution of directions or instructions already acted upon, with respect to the Account. Such order may be communicated orally subject to immediate written confirmation to the Investment Manager. If this Agreement is terminated during any period of time for which the Investment Manager has or has not been compensated, the fee due to the Investment Manager for such period shall be prorated to the date of termination.


SECTION 16.  NOTICES
             -------
Any written notice or other communication required to be given under this Agreement may be validly given by delivery telex or facsimile (upon written and executed acknowledgement of receipt of such facsimile) to the individuals at the following addresses:

    For the Investment Manager:   WPIC Corporation
                                  11 Stanwix Street
                                  Westinghouse Building
                                  Pittsburgh, PA  15222-1384

                                  Attention:       Claudia E. Morf
                                                   President and Treasurer
                                  Telephone:       (412) 642-3272
                                  Facsimile:       (412) 642-4797

    For the Company:              Westinghouse Electric Corporation
                                  11 Stanwix Street
                                  Westinghouse Building
                                  Pittsburgh, PA  15222-1384

                                  Attention:       Vice President and Treasurer
                                  Telephone:       (412) 642-3272
                                  Facsimile:       (412) 642-4797


SECTION  17.  PARTIAL INTEGRATION
              -------------------
This Agreement contains the entire understanding of the parties with respect to assets managed hereunder and there are no warranties or representations, expressed or implied, with respect to such management. All amendments to this Agreement shall be in writing and signed either by or on behalf of the Company and the Investment Manager.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written by their duly authorized officers or representatives.

                                           WESTINGHOUSE ELECTRIC CORPORATION

                                           By: _________________________________
                                                  Executive Vice President
                                                 and Chief Financial Officer


                                           WPIC CORPORATION

                                           By: _________________________________
                                                   President and Treasurer